# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KUSTOM ENTERTAINMENT, INC., CIK 0001342958
CUSIP: 25382T606
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6366 COLLEGE BLVD., OVERLAND PARK, Kansas (KS), 66211
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0002148029
Persons authorized to receive notices and communications: Ryan Todd Martin, 672 Northridge Drive, Gallatin, TN, USA, Gallatin, Tennessee (TN), 37066, 7708230684

## Reporting persons
- Martin Ryan Todd (CIK 0002148029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: KUSTOM ENTERTAINMENT, INC.
Address of issuer's principal executive offices: 6366 COLLEGE BLVD., OVERLAND PARK, Kansas (KS), 66211

## Item 2. Identity and Background
Name of person filing: Ryan Martin
Residence or business address: 672 Northridge Drive, Gallatin, TN, USA
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: I sold my entire position

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: I sold the entire position on July 31st. 260,000 shares in seperate transactions.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 7/31/2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Martin Ryan Todd: Ryan Martin, Individual (08/03/2026)